Form 10-K, Exhibit 13
period 1995-12-31
AMERICAN ENTERTAINMENT PARTNERS LP
filed 1996-03-29
CIK 793078

American Entertainment Partners L.P.

        1995 Annual Report

   American Entertainment Partners L.P. (the "Partnership") is a limited partnership formed in 1986 for the purpose of contributing funds to a joint venture (the "Joint Venture") with Twentieth Century Fox Film Corporation ("Fox"). The Joint Venture acquired interests in eleven feature-length motion pictures. The Partnership receives a percentage of the revenue generated by the films as they are distributed in different markets. To date, cumulative cash distributions total approximately $1,098 per $1,000 Unit, representing approximately 110% of an investor's original investment.


        Films in Release                                   Release Date

        Aliens                                             July       1986
        The Fly                                            August     1986
        Jumpin' Jack Flash                                 October    1986
        Black Widow                                        February   1987
        Project X                                          April      1987
        Predator                                           June       1987
        Revenge of the Nerds II                            July       1987
        The Pick-Up Artist                                 September  1987
        Wall Street                                        December   1987
        Broadcast News                                     December   1987
        Off Limits                                         March      1988






	Contents

	1	Message to Investors
	2	Financial Overview
	3	Financial Statements
	5	Notes to the Financial Statements
	7	Report of Independent Auditors

Message to Investors
Presented for your review is the 1995 Annual Report for American Entertainment Partners L.P. This report provides an update on the status of the Partnership's investment in the Joint Venture films, financial highlights and the Partnership's audited financial statements for the year ended December 31, 1995.

The Partnership continued to collect revenues from its interests in the Joint Venture films during 1995. Currently, the Joint Venture films generate revenues predominantly in both domestic and foreign television syndication markets, which typically represent the final markets to be exploited in a film's life cycle. Through October 31, 1995, the Partnership had received payments totaling $72,218,449 as compared to an original contribution after expenses to the Joint Venture of $54,117,580. As discussed in prior reports, the mature stage of the films will most likely result in declines in the amount of future revenues received by the Partnership.

Cash Distributions
The Partnership's annual distribution for 1995, in the amount of $42.52 per $1,000 Unit, was paid to Limited Partners in February 1996. Cumulative cash distributions to date total $1,097.52 per $1,000 Unit, which represents approximately 110% of an investor's original investment. Currently, cash distributions are paid on an annual basis. The Partnership's next cash distribution will be paid to investors in early 1997.

Based upon current projections of future revenue, the General Partner estimates that investors will recover approximately 113% of their original investment in the Partnership, including the distributions which have been paid to date.
This represents an upward revision from the estimate of 109% contained in the 1994 Annual Report. Please note that this projected return is based on estimates which the General Partner believes to be reasonable. Such estimates, however, are subject to change.

As we previously reported, the General Partner engaged a public accounting firm to perform a distribution audit to ensure that the Partnership had received its allocable share of the revenues generated by the Joint Venture films. The audit was completed during the second quarter of 1994. The results of the audit indicated that, overall, Fox properly allocated revenues to the Partnership. Nevertheless, it was determined that approximately $260,000 of additional revenue was owed to the Partnership by Fox. Approximately $185,000 of this amount was paid to the Partnership during 1994. In accordance with a settlement agreement between Fox and the Partnership executed in January 1995, the Partnership received the remaining $75,000 on February 2, 1995.

Summary
Pursuant to the terms of the Joint Venture Agreement, Fox's right to purchase the Partnership's interest in the Joint Venture films at an appraised fair market value determined by an independent appraisal commenced on June 30, 1995. To date, the Partnership has received no indication that Fox intends to exercise this option. Consequently, the Partnership will focus its efforts on maximizing the return on your investment and continue to make cash distributions from available cash flow on an annual basis. We will update you on the Partnership's status in future correspondence.

Very truly yours,

AEP Premiere Corporation
General Partner

/s/ Moshe Braver

Moshe Braver
President

March 22, 1996

Financial Overview
Graph detailing amounts contributed by the Partnership to the Joint Venture and cumulative payments received by the Partnership from Fox through October 31, 1995. Graph content follows:

                                Films in Release

                                                          Cumulative
                                                          payments
                                                          received from
                                Amount contributed        Fox through
                                to Joint Venture          October 31, 1995

Aliens                          $ 3,500,000               $ 8,080,000
The Fly                           1,750,000                 4,410,000
Jumpin' Jack Flash                6,470,000                 6,470,000
Black Widow                       4,405,000                 4,870,000
Project X                         6,260,000                 3,800,000
Predator                          6,700,000                15,280,000
Revenge of the Nerds II           3,460,000                 4,690,000
Wall Street                       5,280,000                11,510,000
Broadcast News                    7,000,000                 7,090,000
Off Limits                        3,900,000                 3,030,000
The Pick-up Artist                5,420,000                 2,990,000


        Financial Highlights (in thousands except per Unit data)
	Years Ended December 31,

                            1995     1994     1993     1992     1991

    Revenues from
    motion picture
    exploitation         $ 1,046  $ 2,255  $ 2,236  $ 2,618  $ 4,520

        Net Income           730    1,750    1,643    2,013    3,580

    Net Income per
    Limited Partnership
    Unit                   11.05    27.16    25.50    31.09    55.52

    Total Assets           3,934    4,742    4,615    4,100    4,733

    Total Liabilities      2,990    1,788    1,871    1,396    1,051

    Total Partners' Capital  944    2,954    2,744    2,704    3,682

	Cash Distributions/Unit (1) (2) (3)
            First Quarter   ----     ----     ----     ----    11.22
            Second Quarter  ----     ----     ----    25.71    17.63
            Third Quarter   ----     ----     ----     ----    15.25
            Fourth Quarter 42.52    23.89    24.88    20.70    14.75

            Totals         42.52    23.89    24.88    46.41    58.85


        (1) Cash distributions were paid to investors on an annual basis during 1993, 1994 and 1995. All future distributions will be paid on an annual basis.
        (2) Cash distributions were paid to investors on a semiannual basis during 1992.
        (3) Distributions paid to investors on a per Unit basis in 1986, 1987, 1988, 1989 and 1990 totaled $41.40, $184.71, $378.75,
                $197.57 and $98.54,  respectively.

        The financial data set forth above reflects the Partnership's pro rata share of all assets, liabilities, revenues and expenses of the Joint Venture.

Statements of Financial Condition
December 31, 1995 and 1994
(000's Omitted)


Assets                                                        1995      1994

Cash and cash equivalents                                  $ 3,454   $ 2,142
Motion pictures released, net of accumulated amortization
        of $54,537 in 1995 and $54,491 in 1994                 203       249
Receivable from Twentieth Century Fox                          277     2,351

     Total Assets                                          $ 3,934   $ 4,742


Liabilities and Partners' Capital

Liabilities:
        Distribution payable                               $ 2,740   $ 1,538
        Accrued management fees                                200       200
        Accounts payable and accrued expenses                   50        50

                Total Liabilities                            2,990     1,788

Partners' Capital:
       General Partner                                           -         2
        Limited Partners                                       944     2,952

                Total Partners' Capital                        944     2,954

                Total Liabilities and Partners' Capital    $ 3,934   $ 4,742






   Statements of Partners' Capital
For the years ended December 31, 1995, 1994 and 1993
(000's Omitted)


                                            General    Limited
                                            Partner    Partners      Total

Balance at December 31, 1992                 $----      $ 2,704     $ 2,704
Net income                                      16        1,627       1,643
Distributions                                  (16)      (1,587)     (1,603)

Balance at December 31, 1993                              2,744       2,744
Net income                                      17        1,733       1,750
Distributions                                  (15)      (1,525)     (1,540)

Balance at December 31, 1994                     2        2,952       2,954
Net income                                      25          705         730
Distributions                                  (27)      (2,713)     (2,740)

Balance at December 31, 1995                 $----      $   944     $   944



Statements of Operations
For the years ended December 31, 1995, 1994 and 1993
(000's Omitted Except Unit Information)


Net Revenues                                          1995     1994     1993

Revenues from motion picture exploitation          $ 1,046  $ 2,255  $  2,236
Less: Amortization of motion picture costs              46      215       244

        Net Revenues                                 1,000    2,040     1,992


Other Income (Expenses)

Interest income                                         49       26       16
Professional fees                                      (38)     (35)     (85)
General and administrative                             (81)     (81)     (80)
Management fees                                       (200)    (200)    (200)

        Net Other Expenses                            (270)    (290)    (349)

                Net Income                         $   730  $ 1,750  $  1,643

Net Income Allocated:

To the General Partner                             $    25  $    17  $     16
To the Limited Partners                                705    1,733     1,627

                                                   $   730  $ 1,750  $  1,643

Per limited partnership unit
        (63,793.25 outstanding)                    $ 11.05  $ 27.16  $  25.50



Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993
(000's Omitted)


Cash Flows from Operating Activities:                 1995       1994     1993

Net income                                         $   730    $ 1,750  $ 1,643
Adjustments to reconcile net income to net cash
provided by operating activities:
     Amortization of motion picture costs               46        215      244
     Increase (decrease) in cash arising
     from changes in operating assets and
     liabilities:
        Receivable from Twentieth Century Fox        2,074       (548)    (122)
        Accrued management fees                                            200
        Accounts payable and accrued expenses                     (19)       7

Net cash provided by operating activities            2,850      1,398    1,972


Cash Flows from Financing Activities:

Cash distributions                                  (1,538)    (1,604)  (1,335)

Net cash used for financing activities              (1,538)    (1,604)  (1,335)

Net increase (decrease) in cash and
cash equivalents                                     1,312       (206)     637
Cash and cash equivalents at beginning of period     2,142      2,348    1,711

Cash and cash equivalents at end of period         $ 3,454    $ 2,142  $ 2,348


Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
American Entertainment Partners L.P. (the "Partnership") is a limited partnership which was organized May 2, 1986 under the laws of the State of Delaware to produce, finance, acquire interests in and exploit feature length motion picture films through its participation in Amercent Films (the "Joint Venture"), a Joint Venture with Twentieth Century Fox Film Corporation ("Fox").

AEP Premiere Corporation, formerly Shearson Premiere Corporation, is the general partner (the "General Partner") of the Partnership and is an indirect wholly-owned subsidiary of Lehman Brothers. On July 31, 1993, certain of Shearson Lehman Brothers, Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co, Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to AEP Premiere Corporation to delete any reference to "Shearson."

A public offering (the "Offering") of depositary units of limited partnership interests (the "Units") was completed in July, 1986 by the Partnership. A total of 63,793.25 Units were sold at $1,000 per Unit totaling approximately $63,793,000.

2. Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Cash Equivalents
Cash equivalents consist of short-term highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk
Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Revenue Recognition
Net revenues from motion picture exploitation consist of the Partnership's pro rata share of revenues from the licensing of film exhibition rights, less related expenses for prints and advertising, other distribution expenses, participations to third parties and distribution fees, unless deferred (see
Note 6).

Amortization of Motion Picture Costs Costs, including production administration
fees, which benefit future periods are capitalized.   Amortization is computed
under the individual-film-forecast method based upon net revenues recognized in proportion to the Joint Venture's estimate of ultimate net revenues to be received. Unamortized costs are compared with net realizable value on a film by film basis, and losses are recognized to the extent costs exceed estimated net realizable value.

Income Taxes
No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. Partnership Allocations
The Partnership Agreement ("Agreement") substantially provides the following:

Cash Distributions Cash distributions will be made at the discretion of the General Partner and allocated 1% to the General Partner and 99% to the Unitholders, until such time as the Unitholders have received a return of capital, as defined in the Agreement. Thereafter, cash will be distributed 15% to the General Partner and 85% to the Unitholders.

Allocation of Losses Losses in any fiscal year shall be allocated 15% to the General Partner and 85% to the Unitholders, except that if the Unitholders have an Unallocated Return, as defined in the Agreement, then 1% shall be allocated to the General Partner and 99% to the Unitholders. In any event, losses will not be allocated to Unitholders if such allocation would cause or increase a deficit in the Unitholders' capital accounts.

Allocation of Profits Profits in any fiscal year shall be allocated 1% to the General Partner and 99% to the Unitholders until the Unallocated Return, as defined in the Agreement, is reduced to zero; thereafter, 15% shall be allocated to the General Partner and 85% to the Unitholders.

Notwithstanding the foregoing provisions, the Agreement provides that to the extent the General Partner has a negative capital account at any time, profits shall be allocated to the General Partner until the capital account has been increased to zero.

In 1995, pursuant to the provisions of the Partnership Agreement described above, income was allocated to the General Partner to increase its negative capital account to zero.

Dissolution of Partnership
If, upon dissolution of the Partnership, the General Partner has a negative capital account, it shall contribute capital equal to the amount of the deficit. In no event, however, shall the required capital contribution be more than 1.01% of total capital contributed by the Unitholders.

4. Interests and Participations in Motion Pictures
As of December 31, 1987, the Partnership had invested approximately $54,740,000 in eleven films of which approximately $54,118,000 was contributed to the Joint Venture, and approximately $622,000 of production administration fees were paid by the Partnership to the General Partner. As this represents the total funds available for investment in films, no further investment in films will be made by the Partnership.

The Partnership has a participation interest in three films not produced by the Joint Venture and an interest in eight films produced by the Joint Venture.
All of the eleven films invested in by the Partnership were released between July 1986 and March 1988.

5. Transactions with Fox
Fox, as distributor of Joint Venture films, has entered into licensing agreements with other Fox affiliated companies in the United States and United Kingdom television markets. In the United States, Fox has licensed seven Joint Venture and participation films to Fox Television Stations, Inc., a Fox affiliate, and eight Joint Venture and participation films to Fox Broadcasting Company, a Fox affiliate, for the free television market. In the United Kingdom, Fox has licensed all of the Joint Venture films to British Sky Broadcasting, a Fox affiliate, for the pay television market.

The receivable from Fox as distributor at December 31, 1995 and 1994 represents accrued net revenues of approximately $277,000 and $2,351,000, respectively.
No interest is charged on amounts receivable from or payable to Fox.

6. Deferred Distribution Fee
Fox, as distributor, retains a distribution fee of 17-1/2% from substantially all gross receipts of the films. The fee is deferred for a film until the Joint Venture receives, from the distribution of that film, an amount equal to its investment in the film. The distribution fees for six films have been earned since the Joint Venture has received distributions from such films greater than its investment. A portion of the distribution fee for one of the remaining five films released has been earned since the Joint Venture has received distributions from such films equal to its investment. No distribution fees are expected to be earned by Fox for the other four films.

7. Transactions with Related Parties
The General Partner is entitled to receive (i) an annual management fee of $200,000 from which the General Partner pays certain expenses incurred in connection with the management of the Partnership, and (ii) a production administration fee equal to 1.15% of the Partnership's aggregate capital contributions to the Joint Venture. The General Partner waived its right to management fees from January 1, 1989 through December 31, 1992, which totaled $800,000. The Partnership paid the General Partner its 1993 management fee in 1994, and its 1994 management fee in 1995. The Partnership accrued $200,000 in management fees payable to the General Partner as of December 31, 1995.

8. Reconciliation of Financial Statement Net Income to Tax Basis Net Income The Partnership has reported for the years ended December 31, 1995, 1994 and 1993 net income for federal income tax purposes (tax basis) of approximately $1,343,000, $645,000 and $1,706,000, respectively. Differences between financial statement net income and tax basis net income are due to the timing of revenue recognition and related amortization of motion picture costs.

Report of Independent Auditors

To Partners
American Entertainment Partners L.P.

We have audited the accompanying statements of financial condition of American Entertainment Partners L.P. as of December 31, 1995 and 1994, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Entertainment Partners L.P. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Boston, Massachusetts
February 6, 1996