Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN ENTERTAINMENT PARTNERS LP
filed 1997-03-14
CIK 793078

American Entertainment Partners L.P. (the "Partnership") is a limited partnership formed in 1986 for the purpose of contributing funds to a joint venture (the "Joint Venture") with Twentieth Century Fox Film Corporation ("Fox"). The Joint Venture acquired interests in eleven feature-length motion pictures. The Partnership receives a percentage of the net revenue generated by the films as they are distributed in different markets. To date, cumulative cash distributions total approximately $1,128 per $1,000 Unit, representing approximately 113% of an investor's original investment.


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




                            Contents

                      1   Message to Investors
                      2   Financial Overview
                      3   Financial Statements
                      6   Notes to the Financial Statements
                      8   Report of Independent Auditors



   Administrative Inquiries                 Performance Inquiries/Form 10-Ks
   Address Changes/Transfers                First Data Investor Services Group
   Service Data Corporation                 P.O. Box 1527
   2424 South 130th Circle                  Boston, Massachusetts 02104-1527
   Omaha, Nebraska 68144-2596               Attn: Financial Communications
   800-223-3464                             800-223-3464



                              Message to Investors


Presented for your review is the 1996 Annual Report for American Entertainment Partners L.P. This report provides an update on the status of the Partnership's investment in the Joint Venture films, financial highlights and the Partnership's audited financial statements for the year ended December 31, 1996.

The Partnership continued to collect revenues from its interests in the Joint Venture films during 1996. Currently, the Joint Venture films generate revenues predominantly in domestic and foreign television syndication markets, which typically represent the final markets to be exploited in a film's life cycle. Through October 31, 1996, the Partnership had received payments totaling $74,248,158 as compared to an original contribution after expenses to the Joint Venture of $54,117,580. As discussed in prior reports, due to the mature stage of the films future revenues received by the Partnership will most likely decline.

Cash Distributions
The Partnership's annual distribution for 1996, in the amount of $30.97 per $1,000 Unit, was paid to Limited Partners in February 1997. Cumulative cash distributions to date total $1,128.49 per $1,000 Unit, which represents approximately 113% of an investor's original investment. Currently, cash distributions are paid on an annual basis. The Partnership's next cash distribution is expected to be paid to investors in early 1998.

Based upon current projections of future revenue, the General Partner estimates that investors will recover approximately 115% of their original investment in the Partnership, including the distributions which have been paid to date. This represents an upward revision from the estimate of 113% contained in the 1995 Annual Report. Please note that this projected return is based on estimates which the General Partner believes to be reasonable. Such estimates, however, are subject to change.

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

Very truly yours,

AEP Premiere Corporation
General Partner

/s/ Moshe Braver

Moshe Braver
President

March 14, 1997

                               Financial Overview

Graph detailing amounts contributed by the Partnership to the Joint Venture and cumulative payments received by the Partnership from Fox through October 31, 1996. Graph content follows.

                     Films in Release

                                                 Cumulative
                                                 Payments
                                                 received from
                        Amount contributed       Fox through
                        to Joint Venture         October 31, 1996

Aliens                  $  3,500,000             $  8,318,000
The Fly                    1,750,000                4,447,000
Jumpin' Jack Flash         6,470,000                6,471,000
Black Widow                4,405,000                4,987,000
Project X                  6,260,000                3,853,000
Predator                   6,700,000               15,821,000
Revenge of the Nerds II    3,460,000                4,756,000
Wall Street                5,280,000               11,913,000
Broadcast News             7,000,000                7,269,000
Off Limits                 3,900,000                3,239,000
The Pick-up Artist         5,420,000                3,173,000

Financial Highlights (in thousands except per Unit data)

                            Years Ended December 31,
                      1996        1995        1994        1993        1992
 Revenues from
  motion picture
  exploitation     $ 1,797     $ 1,046     $ 2,255     $ 2,236     $ 2,618

 Net Income          1,451         730       1,750       1,643       2,013

 Net Income per
  Limited
  Partnership Unit   22.45       11.05       27.16       25.50       31.09

 Total Assets        2,629       3,934       4,742       4,615       4,100

 Total Liabilities   2,229       2,990       1,788       1,871       1,396

 Total Partners'
   Capital             400         944       2,954       2,744       2,704

 Cash Distributions
   /Unit (1) (2) (3)
   First Quarter         -           -           -           -           -
   Second Quarter        -           -           -           -       25.71
   Third Quarter         -           -           -           -           -
   Fourth Quarter    30.97       42.52       23.89       24.88       20.70

   Totals            30.97       42.52       23.89       24.88       46.41

   (1) Cash distributions were paid to investors on an annual basis during 1993, 1994, 1995 and 1996. All future distributions will be paid on an annual basis.

   (2) Cash distributions were paid to investors on a semiannual basis during 1992.

   (3) Distributions paid to investors on a per Unit basis in 1986, 1987, 1988, 1989, 1990 and 1991 totaled $41.40, $184.71, $378.75, $197.57, $98.54 and
   $58.85, respectively.

 The financial data set forth above reflects the Partnership's pro rata share of all assets, liabilities, revenues and expenses of the Joint Venture.


Balance Sheets                          At December 31,       At December 31,
(000's Omitted)                                   1996                  1995
Assets
Cash and cash equivalents                     $  2,479              $  3,454
Motion pictures released, net of
  accumulated amortization
  of $54,634 in 1996 and $54,537
  in 1995                                          106                   203
Receivable from Twentieth Century Fox               44                   277
  Total Assets                                $  2,629              $  3,934
Liabilities and Partners' Capital
Liabilities:
 Distribution payable                         $  1,995              $  2,740
 Accrued management fees                           200                   200
 Accounts payable and accrued expenses              34                    50
  Total Liabilities                              2,229                 2,990
Partners' Capital:
 General Partner                                     _                     _
 Limited Partners (63,793.25 outstanding)          400                   944
  Total Partners' Capital                          400                   944
  Total Liabilities and Partners' Capital     $  2,629              $  3,934



Statements of Partners' Capital
For the years ended December 31, 1996, 1995 and 1994
(000's Omitted)                        General        Limited
                                       Partner       Partners         Total
Balance at December 31, 1993          $      _      $   2,744     $   2,744
Net Income                                  17          1,733         1,750
Distributions                              (15)        (1,525)       (1,540)
Balance at December 31, 1994                 2          2,952         2,954
Net Income                                  25            705           730
Distributions                              (27)        (2,713)       (2,740)
Balance at December 31, 1995                 _            944           944
Net Income                                  19          1,432         1,451
Distributions                              (19)        (1,976)       (1,995)
Balance at December 31, 1996          $      _      $     400     $     400


Statements of Operations
(000's Omitted Except Unit Information)
For the years ended December 31,               1996          1995         1994
Net Revenues
Revenues from motion picture exploitation  $  1,797      $  1,046     $  2,255
Less: Amortization of motion picture costs       97            46          215
  Net Revenues                                1,700         1,000        2,040
Other Income (Expenses)
Interest and miscellaneous income                51            49           26
Professional fees                               (21)          (38)         (35)
General and administrative                      (79)          (81)         (81)
Management fees                                (200)         (200)        (200)
  Net Other Expenses                           (249)         (270)        (290)
  Net Income                               $  1,451      $    730     $  1,750
Net Income Allocated:
To the General Partner                     $     19      $     25     $     17
To the Limited Partners                       1,432           705        1,733
                                           $  1,451      $    730     $  1,750
Per limited partnership unit
(63,793.25 outstanding)                    $  22.45      $  11.05     $  27.16



Statements of Cash Flows
(000's Omitted)
For the years ended December 31,               1996          1995         1994
Cash Flows From Operating Activities
Net Income                                 $  1,451       $   730     $  1,750
Adjustments to reconcile net
income to net cash provided
by operating activities:
 Amortization of motion picture costs            97            46          215
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities
  Receivable Twentieth Century Fox              233         2,074         (548)
  Accounts payable and accrued expenses         (16)            _          (19)
Net cash provided by operating activities     1,765         2,850        1,398
Cash Flows From Financing Activities
Cash distributions                           (2,740)       (1,538)      (1,604)
Net cash used for financing activities       (2,740)       (1,538)      (1,604)
Net increase (decrease) in cash and
  cash equivalents                             (975)        1,312         (206)
Cash and cash equivalents,
  beginning of period                         3,454         2,142        2,348
Cash and cash equivalents, end of period   $  2,479      $  3,454     $  2,142


Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
American Entertainment Partners L.P. (the "Partnership") is a limited partnership which was organized May 2, 1986 under the laws of the State of Delaware to produce, finance, acquire interests in and exploit feature length motion picture films through its participation in Amercent Films (the "Joint Venture"), a Joint Venture with Twentieth Century Fox Film Corporation ("Fox").

AEP Premiere Corporation, formerly Shearson Premiere Corporation, is the general partner (the "General Partner") of the Partnership and is an affiliate of Lehman Brothers. On July 31, 1993, certain of Shearson Lehman Brothers, Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co, Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to AEP Premiere Corporation to delete any reference to "Shearson."

A public offering (the "Offering") of depositary units of limited partnership interests (the "Units") was completed in July 1986 by the Partnership. A total of 63,793.25 Units were sold at $1,000 per Unit totaling $63,793,250.

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

3. Partnership Allocations
The Partnership Agreement ("Agreement") substantially provides the following:

Cash Distributions
Cash distributions will be made at the discretion of the General Partner and allocated 1% to the General Partner and 99% to the Unitholders, until such time as the Unitholders have received a return of their adjusted capital contribution, as defined in the Agreement. Thereafter, cash will be distributed 15% to the General Partner and 85% to the Unitholders.

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

In 1996 and 1995, pursuant to the provisions of the Partnership Agreement described above, income was allocated to the General Partner to increase its negative capital account to zero.

Dissolution of Partnership
If, upon dissolution of the Partnership, the General Partner has a negative capital account, it shall contribute capital equal to the amount of the deficit. In no event, however, shall the required capital contribution be more than 1.01% of total capital contributed by the Unitholders.

4. Interests and Participations in Motion Pictures
As of December 31, 1987, the Partnership invested approximately $54,740,000 in eleven films of which approximately $54,118,000 was contributed to the Joint Venture, and approximately $622,000 of production administration fees were paid by the Partnership to the General Partner. As this represents the total funds available for investment in films, no further investment in films will be made by the Partnership.

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

The receivable from Fox as distributor at December 31, 1996 and 1995 represents accrued net revenues of approximately $44,000 and $277,000, respectively. No interest is charged on amounts receivable from or payable to Fox.

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

7. Transactions with Related Parties
The General Partner is entitled to receive an annual management fee of $200,000 from which the General Partner pays certain expenses incurred in connection with the management of the Partnership. The General Partner waived its right to management fees from January 1, 1989 through December 31, 1992, which totaled $800,000. The Partnership paid the General Partner its 1994 management fee in 1995, and its 1995 management fee in 1996. The Partnership accrued $200,000 in management fees payable to the General Partner as of December 31, 1996.


8. Reconciliation of Financial Statement Net Income to Tax Basis
Net Income
The Partnership has reported for the years ended December 31, 1996, 1995 and 1994 net income for federal income tax purposes (tax basis) of approximately $1,448,000, $1,343,000 and $645,000 respectively. Differences between financial statement net income and tax basis net income are due to the timing of revenue recognition and related amortization of motion picture costs.

                         Report of Independent Auditors




To Partners
American Entertainment Partners L.P.

We have audited the accompanying balance sheets of American Entertainment Partners L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Entertainment Partners L.P. at December 31, 1996 and 1995, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




                                        ERNST & YOUNG LLP


Boston, Massachusetts
February 10, 1997