Form 10-K, Exhibit 13
period 1997-12-31
AMERICAN ENTERTAINMENT PARTNERS LP
filed 1998-03-30
CIK 793078

American Entertainment Partners L.P.
                               EXHIBIT 13(a)

                            1997 Annual Report

              American Entertainment Partners L.P.



     American Entertainment Partners L.P. (the
     "Partnership") is a limited partnership formed in 1986 for the purpose of contributing funds to a joint venture (the "Joint Venture") with Twentieth Century Fox Film Corporation ("Fox"). The Joint Venture acquired interests in eleven feature-length motion pictures. The Partnership receives a percentage of the net revenue generated by the films as they are distributed in different markets. To date, cumulative cash distributions total approximately $1,142 per $1,000 Unit, representing approximately 114% of an investor's original investment.


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


                      Message to Investors

Presented for your review is the 1997 Annual Report for American Entertainment Partners L.P. This report provides an update on the status of the Partnership's investment in the Joint Venture films, financial highlights and the Partnership's audited financial statements for the year ended December 31, 1997.

Partnership Update
The Partnership continued to collect revenues from its interests in the Joint Venture films during 1997. Currently, the Joint Venture films generate revenues predominantly in domestic and foreign television syndication markets, which typically represent the final markets to be exploited in a film's life cycle.

As previously reported, pursuant to the terms of the Joint Venture, commencing on June 30, 1995, Fox has the right and option to purchase the Partnership's interest in the Joint Venture films at an appraised fair market value determined by an independent appraisal firm. On February 2, 1998, the Partnership received formal notice from Fox that it is considering a purchase of the Partnership's interest in the Joint Venture and may exercise this option within the next few months. Subsequently, the Partnership and Fox signed a letter of engagement with an independent third-party appraiser to determine a fair market value of the Partnership's interest in the Joint Venture. Pursuant to the Joint Venture agreement, Fox has the option, but not the obligation, to buy out the Partnership's interest at the independently appraised value. If Fox exercises its option, the Partnership will attempt to complete the sale of its interest in the Joint Venture by the end of the second quarter of 1998 and subsequently make liquidating distributions and dissolve the Partnership. However, there can be no assurance that a sale will take place or that a sale will be completed within this time-frame.

Through October 31, 1997, the Partnership had received payments totaling $75,600,752 as compared to an original contribution after expenses to the Joint Venture of $54,117,580. As discussed in prior reports, due to the mature stage of the films, future revenues received by the Partnership will most likely further decline.

Cash Distributions
The Partnership's annual distribution for 1997, in the amount of $14.00 per $1,000 Unit, was paid to Limited Partners on February 20, 1998. Cumulative cash distributions to date total $1,142.49 per $1,000 Unit, which represents approximately 114% of an investor's original investment.

General Information
As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of the fair market value of the Units. In response, we recommended that Limited Partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary
We will continue our discussions with Fox and will attempt to complete the sale of the Partnership's interest in the Joint Venture by the end of the second quarter of 1998 and subsequently dissolve the Partnership. However, there can be no assurance that a sale will take place or that a sale will be completed within this time-frame. We will update you on significant events affecting the Partnership in future correspondence.

Very truly yours,

AEP Premiere Corporation
General Partner

/s/Jeffrey C. Carter
Jeffrey C. Carter
President

March 30, 1998



(Graph depicting the following information)

Films in Release
                                                      Cumulative Payments
                    Amount Contributed          Received from Fox Through
                      to Joint Venture                   October 31, 1997

Aliens                      $3,500,000                         $8,542,326
The Fly                      1,750,000                          4,497,403
Jumpin' Jack Flash           6,471,000                          6,471,363
Black Widow                  4,405,000                          5,045,278
Project X                    6,260,000                          3,943,395
Predator                     6,691,000                         16,300,842
Revenge of the Nerds II      3,463,000                          4,783,762
Wall Street                  5,285,000                         12,072,628
Broadcast News               7,000,000                          7,324,472
Off Limits                   3,874,000                          3,304,228
The Pick-Up Artist           5,418,000                          3,315,055






  Financial Highlights (in thousands except per Unit data)

                                    Years Ended December 31,
                          1997      1996      1995      1994       1993

 Total Assets               $1,656    $2,629    $3,934    $4,742     $4,615

 Total Liabilities           1,161     2,229     2,990     1,788      1,871

 Total Partners'Capital        495       400       944     2,954      2,744

 Revenues from
 motion picture
 exploitation                1,319     1,797     1,046     2,255     2,236

 Net Income                    997     1,451       730     1,750     1,643

 Net Income per
 Limited Partnership Unit    15.47     22.45     11.05     27.16     25.50

 Cash Distributions per Unit 14.00     30.97     42.52     23.89     24.88

All distributions are paid on an annual basis.
The financial data set forth above reflects the Partnership's pro rata share of all assets, liabilities, revenues and expenses of the Joint Venture.


Balance Sheets                           At December 31, At December 31,
(000's omitted - except unit information)           1997            1996
Assets
Cash and cash equivalents                         $1,559          $2,479
Motion pictures released, net of accumulated amortization
 of $54,638 in 1997 and $54,634 in 1996               86             106
Receivable from Twentieth Century Fox                 11              44
  Total Assets                                    $1,656          $2,629
Liabilities and Partners' Capital
Liabilities:
 Distribution payable                             $  902          $1,995
 Accrued management fees                             200             200
 Accounts payable and accrued expenses                59              34
  Total Liabilities                                1,161           2,229
Partners' Capital:
 General Partner                                       _               _
 Limited Partners (63,793.25 units outstanding)      495             400
  Total Partners' Capital                            495             400
  Total Liabilities and Partners' Capital         $1,656          $2,629






Statements of Partners' Capital
(000's omitted)
For the years ended December 31, 1997, 1996 and 1995
                                    General    Limited
                                    Partner    Partners      Total
Balance at December 31, 1994           $ 2       $2,952     $2,954
Net Income                              25          705        730
Distributions                          (27)      (2,713)    (2,740)
Balance at December 31, 1995             _          944        944
Net Income                              19        1,432      1,451
Distributions                          (19)      (1,976)    (1,995)
Balance at December 31, 1996             _          400        400
Net Income                               9          988        997
Distributions                           (9)        (893)      (902)
Balance at December 31, 1997           $ _       $  495     $  495

Statements of Operations
(000's omitted - except unit information)
For the years ended December 31,                 1997      1996      1995
Net Revenues
Revenues from motion picture exploitation     $ 1,319     $1,797    $1,046
Less: Amortization of motion picture costs         20         97        46
  Net Revenues                                  1,299      1,700     1,000
Other Income (Expenses)
Interest and miscellaneous income                  40         51        49
Professional fees                                 (28)       (21)      (38)
General and administrative                       (114)       (79)      (81)
Management fees                                  (200)      (200)     (200)
  Net Other Expenses                             (302)      (249)     (290)
  Net Income                                   $  997     $1,451    $  730
Net Income Allocated:
To the General Partner                         $   10     $   19    $   25
To the Limited Partners                           987      1,432       705
                                               $  997     $1,451    $  730
Per limited partnership unit
(63,793.25 outstanding)                       $ 15.47    $ 22.45   $ 11.05


Statements of Cash Flows
(000's omitted)
For the years ended December 31,                 1997       1996      1995
Cash Flows From Operating Activities
Net Income                                     $  997     $1,451    $  730
Adjustments to reconcile net income to net cash
provided by operating activities:
 Amortization of motion picture costs              20         97        46
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities
  Receivable from Twentieth Century Fox            33        233     2,074
  Accounts payable and accrued expenses            25        (16)        _
Net cash provided by operating activities       1,075      1,765     2,850
Cash Flows From Financing Activities
Cash distributions                             (1,995)    (2,740)   (1,538)
Net cash used for financing activities         (1,995)    (2,740)   (1,538)
Net increase (decrease) in cash and cash
equivalents                                      (920)      (975)    1,312
Cash and cash equivalents, beginning of period  2,479      3,454     2,142
Cash and cash equivalents, end of period      $ 1,559    $ 2,479   $ 3,454


Notes to the Financial Statements
December 31, 1997, 1996 and 1995

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

Amortization of Motion Picture Costs Motion picture costs, including production administration fees which benefit future
periods, are capitalized.   Amortization is computed under the
individual-film-forecast method based upon net revenues recognized in proportion to the Joint Venture's estimate of ultimate net revenues to be received. Unamortized costs are compared with net realizable value on a film by film basis, and losses are recognized to the extent costs exceed estimated net realizable value.

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

In 1997 and 1996, pursuant to the provisions of the Partnership
Agreement described above, income was allocated to the General
Partner to increase its negative capital account to zero.

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

The receivable from Fox as distributor at December 31, 1997 and 1996 represents accrued net revenues of approximately $11,000 and $44,000, respectively. No interest is charged on amounts receivable from or payable to Fox.

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

7. Transactions with Related Parties
The General Partner is entitled to receive an annual management fee of $200,000 from which the General Partner pays certain expenses incurred in connection with the management of the Partnership. The General Partner waived its right to management fees from January 1, 1989 through December 31, 1992, which totaled $800,000. The Partnership paid the General Partner its 1995 management fee in 1996, and its 1996 management fee in 1997. The Partnership accrued $200,000 in management fees payable to the General Partner as of December 31, 1997.





8. Reconciliation of Financial Statement Net Income to Tax Basis
Net Income
The Partnership has reported for the years ended December 31, 1997, 1996 and 1995 net income for federal income tax purposes (tax basis) of approximately $917,720, $1,448,000 and $1,343,000 respectively. Differences between financial statement net income and tax basis net income are due to the timing of revenue recognition and related amortization of motion picture costs.

9. Subsequent Event - Fox Buy-Out Option
Pursuant to the terms of the Partnership Agreement, Fox's right to purchase the Partnership's interest in the Joint Venture films at an appraised fair market value determined by an independent, third-party appraisal commenced on June 30, 1995. On February 2, 1998, the Partnership received formal notice from Fox that it is considering a potential buy-out of the Partnership's interest in the films and may exercise this option in the near future. Subsequently, the Partnership and Fox signed a letter of engagement with an independent third-party appraiser to determine a fair market value of the Partnership's interest in the Joint Venture. Pursuant to the Joint Venture agreement, Fox has the option, but not the obligation, to buy out the Partnership's interest at this independently appraised value. If Fox exercises its option, the Partnership will attempt to complete the sale of its interest in the Joint Venture by the end of the second quarter of 1998 and subsequently make a liquidating distribution and dissolve the Partnership. However, there can be no assurance that a sale will take place or that a sale will be completed within this time-frame.


                 Report of Independent Auditors


To Partners
American Entertainment Partners L.P.

We have audited the accompanying balance sheets of American
Entertainment Partners L.P. as of December 31, 1997 and 1996, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended
December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Entertainment Partners L.P. at December 31, 1997 and
1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP

Boston, Massachusetts
February 6, 1998